EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Nine Months Ended March 31
	2013	2012	2011	2010	2009	2014	2013
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$14,934	$12,792	$15,021	$14,881	$14,275	$11,763	$12,444
Fixed charges (excluding capitalized interest)	899	1,000	1,052	1,167	1,576	693	678
TOTAL EARNINGS, AS DEFINED	$15,833	$13,792	$16,073	$16,048	$15,851	$12,456	$13,122
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$754	$844	$888	$1,014	$1,431	$591	$568
1/3 of rental expense	171	176	170	176	177	129	129
TOTAL FIXED CHARGES, AS DEFINED	$925	$1,020	$1,058	$1,190	l,608	$720	$697
RATIO OF EARNINGS TO FIXED CHARGES	17.1x	13.5x	15.2x	13.5x	9.9x	17.3x	18.8x